Exhibit 1

Market Announcements Office	Westpac Place
ASX Limited	Level 18, 275 Kent
20 Bridge Street	Street
Sydney NSW 2000	Sydney NSW 2000

30 April 2020

Dear Sir / Madam

Change of Company Secretary – Westpac Banking Corporation (Westpac)

Rebecca Lim, Westpac’s Group General Counsel, has ceased to be a Company Secretary of Westpac, effective 30 April 2020.

Yours sincerely

Timothy Hartin

Group Company Secretary

Westpac Banking Corporation